Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

II-VI INCORPORATED

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of II-VI Incorporated (“II-VI” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As further described in this Report, the Company has determined that certain of its operations manufacture, or contract to manufacture, products containing Conflict Minerals that are necessary to the functionality or production of such products.

Description of the Company’s Products Covered by this Report

This Report relates to products (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

These products, which are referred to in the remainder of this Report as the “Covered Products,” are the following: certain laser optics with coatings that contain gold, tantalum or tungsten, machined parts that may contain gold plating or tin solder and various parts and components made of gold, tin and tungsten that are incorporated into products offered by II-VI.

Design of Due Diligence Framework

In exercising due diligence on the source and chain of custody of the Conflict Minerals for the Covered Products, we conformed our due diligence efforts with the guidance for downstream companies provided by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). Furthermore, we have adopted a policy relating to Conflict Minerals (the “Company Policy”), which reflects II-VI’s commitment to sourcing materials from companies that share our values around human rights, ethics and environmental responsibility. The Company Policy is made publicly available on the II-VI website at www.ii-vi.com/about/conflict-minerals.html.

The Company’s Due Diligence Process

Having determined that the Rule applies to the above-mentioned Covered Products, we conducted a good-faith reasonable country of origin inquiry to determine the origin of any Conflict Minerals contained in the Covered Products. We describe the steps undertaken as part of this inquiry in the Form SD to which this exhibit is attached. After our reasonable country of origin inquiry, which, despite our good faith efforts, did not yield the desired number of responses from suppliers, we had reason to believe that our necessary Conflict Minerals may have originated in the Democratic Republic of Congo (“DRC”) or an adjoining country. This determination was based upon the lack of substantive responses from what we considered to be a critical mass of suppliers. As discussed further below, we undertook due diligence efforts in an attempt to clarify the following with respect to the Conflict Minerals: (i) country of origin, (ii) whether the conflict minerals financed or benefited armed groups in those countries, and (iii) whether the conflict minerals came from recycled or scrap sources.

The Company’s supply chain with respect to the Covered Products is complex, as there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners, and therefore must rely on its immediate suppliers to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products. However, through the use of the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”), the Company has taken steps to identify the applicable smelters and refiners of Conflict Minerals in its supply chain by requesting that all of the Company’s immediate suppliers of Conflict Minerals identify the smelters and refiners that they use and whether they have been validated as compliant in accordance with the EICC-GeSI Conflict-Free Smelter Program. The Company also asked its suppliers whether they had a policy in place that includes DRC conflict-free sourcing and requires their direct suppliers to be DRC conflict-free, whether they have implemented due diligence procedures for conflict-free sourcing, and whether they request smelter and refiner names from their suppliers.

Based on the results of the above-described due diligence efforts, we were unable to identify for each of the Covered Products, after conducting the reasonable country of origin inquiries and subsequently exercising the required due diligence, the country of origin of the Conflict Minerals contained in the Covered Products. Based on our due diligence efforts, we did not find any evidence that the Covered Products containing Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

Steps Taken to Mitigate Risk

In 2014, we have taken, or plan to take, the following steps to mitigate the risk that our necessary conflict minerals benefit armed groups:

•	Engage a third party conflict minerals software vendor/service provider to assist with our reasonable country of origin inquiry and due diligence processes and increase our supplier response rate.

•	Publish our conflict minerals policy on our website.
•	Assess internal supply chain policies in light of current OECD recommendations.
•	Continue to revise internal systems to support supply chain due diligence, including assigning responsibility to appropriate staff to oversee the process, ensure availability of resources and implement “up the chain” communication processes.
•	Implement certain requirements in Company contracts with suppliers to facilitate the concepts set forth in our conflict minerals policy.

Independent Audit Report

For 2013, the Company is not required to obtain an independent private sector audit of the Conflict Minerals Report.